FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Six Months Ended September 30, 2013 which was filed with the Tokyo Stock Exchange on November 7, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 7, 2013	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Six Months Ended September 30, 2013

(Prepared in Accordance with U.S. GAAP)

November 7, 2013

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	November 28, 2013
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Six Months Ended September 30, 2013

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Six months ended September 30, 2013	97,928	3,771	4,217	2,016
Year-on-year changes (%)	(8.2)%	(70.0)%	(63.3)%	(71.0)%
Six months ended September 30, 2012	106,673	12,563	11,488	6,955
Year-on-year changes (%)	(13.3)%	(37.8)%	(40.7)%	(39.3)%

Note:	Comprehensive income attributable to KONAMI CORPORATION
	Six months ended September 30, 2013:	¥2,630 million	a year-on-year decrease of 51.7%
	Six months ended September 30, 2012:	¥5,442 million	a year-on-year decrease of 41.1%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Six months ended September 30, 2013	14.54	14.54
Six months ended September 30, 2012	50.17	50.17

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
September 30, 2013	330,702	225,202	224,583	67.9%
March 31, 2013	322,948	225,999	225,425	69.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00
Year ending March 31, 2014	—	17.00
Year ending March 31, 2014 -Forecast-			—	17.00	34.00

Note:	Recently announced changes in dividend forecasts for the fiscal year ending March 31, 2014 during the six months ended September 30, 2013: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2014

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2014	232,000	27,000	26,000	15,500	111.82
% change from previous year	2.7%	23.4%	18.6%	17.7%

Note:	Recently announced changes in earnings forecasts for the fiscal year ending March 31, 2014 during the six months ended September 30, 2013: None

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: Yes

Note: Please refer to page 12 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of September 30, 2013	143,500,000 shares
	As of March 31, 2013	143,500,000 shares

2.	Number of Treasury Stock:
	As of September 30, 2013	4,884,889 shares
	As of March 31, 2013	4,881,940 shares

3.	Average number of shares outstanding:
	Six months ended September 30, 2013	138,616,238 shares
	Six months ended September 30, 2012	138,619,565 shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on November 7, 2013.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

Although the economic environment remains uncertain due to a variety of factors including the Japanese government’s recent decision to raise the consumption tax, the business environment surrounding the Konami Group shows positive signs as personal consumption is expected to rebound due to the anticipated effects of government stimulus, improvement in the export environment prompted by the continuing depreciation of the yen, and optimism following the news that Tokyo will host the 2020 Olympic and Paralympic Games. In overseas markets, while there is uncertainty surrounding emerging markets, including the slowing growth rate in China, the European and U.S. economies have shown signs of recovery, including indications of a gradual recovery in the U.S. and signs that problems surrounding sovereign debt in Europe have begun to stabilize to some extent.

In the entertainment market, with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify while next-generation game consoles are being introduced and business opportunities in the game industry are increasing. The gaming business is expected to continue to grow. In overseas markets, the development of tourist resources will help to spread the casino market internationally, while in Japan, the decision to hold the 2020 Olympic and Paralympic Games in Tokyo increased expectations that the Japanese government will pass legislation to legalize casinos.

In the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of Konami Group, content for social networks, including DRAGON COLLECTION, continued to grow. Meanwhile, METAL GEAR SOLID: THE LEGACY COLLECTION and WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014), the latest title in the WORLD SOCCER Winning Eleven series, were also released, and Monster Retsuden ORECA BATTLE sold steadily.

In our Health & Fitness segment, based on the concept “you can continue”, we updated our services for Konami Sports Clubs and we introduced a new pricing plan, which enables customers to select a pricing plan based on the number of times they use our facilities. We also made it easier for customers to use more than one facility. These efforts have been received favorably in the market.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be received favorably mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we launched a new product of pachinko slot machines called Contra 3D.

In terms of the consolidated results for the six months ended September 30, 2013, net revenues amounted to ¥97,928 million (a year-on-year decrease of 8.2%), operating income was ¥3,771 million (a year-on-year decrease of 70.0%), income before income taxes and equity in net income of affiliated company was ¥4,217 million (a year-on-year decrease of 63.3%), and net income attributable to KONAMI CORPORATION was ¥2,016 million (a year-on-year decrease of 71.0%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Six months ended September 30, 2012	Six months ended September 30, 2013	% change
Digital Entertainment	¥52,691	¥44,620	(15.3)
Health & Fitness	40,335	38,583	(4.3)
Gaming & Systems	11,393	13,623	19.6
Pachinko & Pachinko Slot Machines	2,643	1,445	(45.3)
Eliminations	(389)	(343)	(11.8)

Consolidated net revenues	¥106,673	¥97,928	(8.2)

Digital Entertainment

Content for social networks including DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine series and CROWS×WORST—Saikyou Densetsu - continued to enjoy steady sales and contributed to our revenue. We also began to distribute new titles including CROWS×WORST—Dynamite -, Sencolle Kizuna Cross for the Japanese market and Star Wars™: Force Collection for the overseas markets on application stores in more than thirty countries, including the U.S. and U.K. These titles received favorable reviews.

As for computer and video games, METAL GEAR SOLID: THE LEGACY COLLECTION has sold well in both the Japanese and overseas markets. We released the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014), and it has also enjoyed stable sales.

Amusement arcade video games continued to generate stable revenues due to the stable operation of the e-AMUSEMENT Participation system and the large-scale mass-medal arcade games. We also began to distribute an application for smartphones, MAH-JONG FIGHT CLUB Sp from the MAH-JONG FIGHT CLUB series. This application is expected to contribute to increasing revenues by creating synergies with amusement arcade machines. In addition, Monster Retsuden ORECA BATTLE and DRAGON COLLECTION -The Ambition of The Pepper Gang received significant attention following the announcement that they would be turned into an anime, resulting in a boost to the market value of the titles.

The Yu-Gi-Oh! TRADING CARD GAME series, developed in the global market, continued to perform strongly and contributed to our revenue due to its strong popularity in various parts of the world.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2013 in this segment amounted to ¥44,620 million (a year-on-year decrease of 15.3%).

Health & Fitness

In our Konami Sports Clubs, with growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age, we set a vision, called “Total Health Partner”, with the aim of establishing ourselves as not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens. In addition, we upgraded our services with a new concept called “so you can continue everything”, which promotes continuing a healthy lifestyle, one of the most important ways to achieve health.

Responding to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans”, we introduced new pricing plans which enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their pace. These plans also enable customers to easily use more than one facility. In addition to MY Fit Planner, a counseling system offering the most suitable training method and a continuous fitness life plan for each customer, we added a new way for customers to check the frequency of their training in order to offer training programs which let even light-using customers continue easily and experience the effects of their training. Moreover, we also began to offer programs other than training programs in our facilities that allow customers to train in their homes and began providing nutrition advice in order to help enhance our customers’ overall health.

We also introduced personal programs for customers who need to reduce stress and relax their mind and body. For example, Personal Stretch strengthens health in order to help customers enjoy everyday life and better endure injuries and stress. Core Training helps to comfortably build up daily physical strength and strengthen customers’ cores, regardless of age or sex. These programs aim to respond to the various needs of our customers.

In Undo-jyuku, the school programs for children, we changed the name of junior funk, a series of dance lesson programs for children, to Dancing Stars and reworked the concept of the programs with a focus on dancing in order to grow the body and mind. With the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan, we are offering step-up style dance programs to meet each goal, from beginners to children who would like to develop their skills. We also fully redesigned our dance recitals as Dancing Stars’ Dance Challenge, where children can demonstrate their progress. We intend to continue to support dance and healthy growth for children.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 16 facilities including public sports facilities in Kamakura City, Kanagawa Prefecture and Oita City, Oita Prefecture. We are working to promote the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2013 in this segment amounted to ¥38,583 million (a year-on-year decrease of 4.3%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. We expanded our lineup of premium products, which have been met with high expectations from players, by introducing products such as Podium Goliath, which increased the size of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators). We also launched SYNKROS, a new-generation Konami Casino Management System enhanced with various new functions.

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

At Global Gaming Expo (G2E) 2013, we displayed a diverse range of gaming machines, each boasting what we believe is tremendous entertainment value, including Podium Goliath, Dragon’s Law and Solstice Celebration (both created for 3D-compatible next-generation platform KP3), and the large-sized multi-station cabinet Titan 360.

In terms of financial performance, consolidated net revenues for the six months ended September 30, 2013 in this segment amounted to ¥13,623 million (a year-on-year increase of 19.6%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we released a new pachinko slot machine, Contra 3D, which adapted the action video game content that had received favorable reviews by worldwide fans into a pachinko slot machine with high-resolution 3D graphics. SKYGIRLS—Yoroshiku! Zero, released in the previous fiscal year, was received favorably in the market and continued to perform steadily with additional orders.

In terms of financial performance, consolidated net revenue for the six months ended September 30, 2013 in this segment amounted to ¥1,445 million (a year-on-year decrease of 45.3%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥330,702 million as of September 30, 2013, increasing by ¥7,754 million compared with March 31, 2013. This increase mainly resulted from increases in inventories and property and equipment despite decreases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥105,500 million as of September 30, 2013, increasing by ¥8,551 million compared with March 31, 2013. This increase primarily resulted from an increase in deferred revenue and proceeds from new issuance of bonds despite maturity redemption of bonds.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥224,583 million as of September 30, 2013, decreasing by ¥842 million compared with March 31, 2013. This mainly resulted from the payment of dividends for the year ended March 31, 2013 despite an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 67.9%, decreasing by 1.9 points compared with March 31, 2013.

.

(2) Cash Flows

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013	Change
Net cash provided by operating activities	¥706	¥3,511	¥2,805
Net cash used in investing activities	(6,550)	(21,724)	(15,174)
Net cash provided by (used in) financing activities	(8,600)	6,068	14,668
Effect of exchange rate changes on cash and cash equivalents	(433)	105	538
Net decrease in cash and cash equivalents	(14,877)	(12,040)	2,837

Cash and cash equivalents, end of the period	¥61,574	¥51,629	¥(9,945)

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of September 30, 2013, amounted to ¥51,629 million, a decrease of ¥12,040 million compared to the year ended March 31, 2013, and a year-on-year decrease of 16.2%.

Cash flow summary for each activity for the six months ended September 30, 2013 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥3,511 million for the six months ended September 30, 2013, a year-on-year increase of 397.3%. This primarily resulted from a decrease in the payment amount of income tax and an increase in deferred revenue, which offset an increase in inventories and a decrease in net income.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥21,724 million for the six months ended September 30, 2013, a year-on-year increase of 231.7%. This mainly resulted from an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash provided by financing activities amounted to ¥6,068 million for the six months ended September 30, 2013, (used in ¥8,600 million for the six months ended September 30, 2012). This primarily resulted from proceeds from new issuance of bonds.

3. Outlook for the Fiscal Year Ending March 31, 2014

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for content for social networks, we are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more for new global platforms not only for markets in the U.S. and Europe but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will focus our efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing AAA titles, and continue to strive towards producing hit titles by leveraging existing content. We also opened a new Los Angeles Studio in September 2013 as one of our production studios in the entertainment industry heartland of Los Angeles. In this way, we intend to enhance local production systems in order to develop localized content tailored to the needs of our overseas game users as quickly as possible. In addition, for our Winning Eleven series, we are currently developing a specialized soccer game engine, based on FOX ENGINE, to provide a more realistic soccer game experience.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. We intend to propose innovative services that will lead the industry. This will involve promoting the continual development of equipment compatible with the eAMUSEMENT community site services, the PASELI e-money service and e-AMUSEMENT Participation, which are currently in operation, as well as enhancements to and the expansion of various services. Such enhancements include products and services with our strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION -The Ambition of The Pepper Gang with the aim of further improving content-value. The market reception of these titles is expected to increase even further following the decision to develop “anime” cartoon series based on these titles.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. The public has become more aware of the importance of health and fitness as Japan’s population continues to age and the government takes measures to combat lifestyle diseases and develops new plans for boosting the healthy-aging industry as part of a governmental growth strategy. We believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment, while also continuing to promote good health in the future to various types of potential customers in various age ranges.

Amidst the growing demands from various types of customers, we intend to update our studio programs for Konami Sports Clubs. We intend to develop the following three low-intensity studio programs in order to help prevent locomotive syndrome, decreases in mobility. Step Up uses slow-paced up and down movements to build customers’ physical strength and burn fat. Locomo Fit promotes youthful bodies and mobility by training the entire body, with a special focus on the thigh area. Locomo Core uses core training to improve posture and mobility.

By leveraging our strengths in the operation of more than 300 of Japan’s large-scale sports clubs, we intend to update our services as a “Total Health Partner” with our concept “you can continue”, which is one of the most important ideas in achieving health by helping customers to maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner in daily life for all of our customers in every aspect of their health and body.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on Podium video slot machines, which have received positive reviews, and slot machines mounted with KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. For our mechanical slot machines, we will continue to aggressively promote sales of the Advantage series. Furthermore, we intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements, including with respect to the large-size multi-station cabinet Titan 360, as part of our strategy of profit sharing with operators and adequately respond to the market as well as enhance sales and address the needs of casino operators by expanding our products. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

Furthermore, SYNKROS, which is a brand-new and new-generation Konami Casino Management System enhanced with various new functions, has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we plan to release new pachinko slot machines such as MAGICAL HALLOWEEN 4, the latest title in the MAGICAL HALLOWEEN series, which received high acclaim for its original content, and GEKITO!SAIYUKI, which is equipped with customized moving game parts. We will also continue to focus on the production and sale of pachinko slot and pachinko machines, utilizing original content from the Konami Group in the period ending December 2013 and after.

Projected consolidated results for the fiscal year ending March 31, 2014 are as follows: net revenue of ¥232,000 million; operating income of ¥27,000 million; income before income taxes and equity in net income of affiliated company of ¥26,000 million; and net income attributable to KONAMI CORPORATION of ¥15,500 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2013” dated May 9, 2013.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for the longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally begun generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in the pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months ended September 30, 2013 decreased by approximately ¥375 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥232 million and ¥1.68, respectively.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013		September 30, 2013
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥51,629
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥655 million at September 30, 2013	33,066		24,398
Inventories	26,349		35,609
Deferred income taxes, net	20,749		20,755
Prepaid expenses and other current assets	9,650		10,831

Total current assets	153,483	47.5	143,222	43.3
PROPERTY AND EQUIPMENT, net	62,651	19.4	80,986	24.5
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		525
Investments in affiliate	2,247		2,248
Identifiable intangible assets	42,225		42,014
Goodwill	21,934		21,952
Lease deposits	26,625		26,504
Deferred income taxes, net	1,875		1,858
Other assets	11,468		11,393

Total investments and other assets	106,814	33.1	106,494	32.2

TOTAL ASSETS	¥322,948	100.0	¥330,702	100.0

	Millions of Yen
	March 31, 2013		September 30, 2013
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥5,563
Current portion of long-term debt	5,000		—
Current portion of capital lease and financing obligations	2,166		2,035
Trade notes and accounts payable	14,443		12,703
Accrued income taxes	4,104		1,320
Accrued expenses	19,971		18,069
Deferred revenue	5,464		10,735
Other current liabilities	3,683		3,347

Total current liabilities	59,512	18.4	53,772	16.3
LONG-TERM LIABILITIES:
Long-term debt, less current portion	—		15,000
Capital lease and financing obligations, less current portion	22,588		21,555
Accrued pension and severance costs	1,531		1,514
Deferred income taxes, net	4,424		4,297
Other long-term liabilities	8,894		9,362

Total long-term liabilities	37,437	11.6	51,728	15.6

TOTAL LIABILITIES	96,949	30.0	105,500	31.9

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2013 and September 30, 2013	47,399	14.7	47,399	14.3
Additional paid-in capital	74,175	23.0	74,175	22.4
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	112,359	34.0
Accumulated other comprehensive income (loss)	1,009	0.3	1,623	0.5
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,884,889 shares at September 30, 2013	(11,250)	(3.5)	(11,257)	(3.4)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	224,583	67.9

Noncontrolling interest	574	0.2	619	0.2

TOTAL EQUITY	225,999	70.0	225,202	68.1

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥330,702	100.0

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2012		Six months ended September 30, 2013
		%		%
NET REVENUES:
Product sales revenue	¥45,965		¥37,635
Service and other revenue	60,708		60,293

Total net revenues	106,673	100.0	97,928	100.0

COSTS AND EXPENSES:
Costs of products sold	26,483		21,995
Costs of services rendered and others	43,725		46,025
Selling, general and administrative	23,902		26,137

Total costs and expenses	94,110	88.2	94,157	96.2

Operating income	12,563	11.8	3,771	3.8

OTHER INCOME (EXPENSES):
Interest income	91		107
Interest expense	(678)		(599)
Foreign currency exchange gain (loss), net	(369)		947
Other, net	(119)		(9)

Other income (expenses), net	(1,075)	(1.0)	446	0.5

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	11,488	10.8	4,217	4.3
INCOME TAXES	4,465	4.2	2,184	2.2
EQUITY IN NET INCOME OF AFFILIATED COMPANY	13	0.0	28	0.0

NET INCOME	7,036	6.6	2,061	2.1
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	81	0.1	45	0.0

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥6,955	6.5	¥2,016	2.1

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Net income	¥7,036	¥2,061

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,542)	558
Net unrealized gains (losses) on available-for-sale securities	27	55
Pension liability adjustment	2	1

Other comprehensive income (loss)	(1,513)	614

Comprehensive income (loss)	5,523	2,675

Comprehensive income (loss) attributable to the noncontrolling interest	81	45

Comprehensive income (loss) attributable to KONAMI CORPORATION	¥5,442	¥2,630

Per Share Data
	Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Basic net income attributable to KONAMI CORPORATION per share	¥50.17	¥14.54
Diluted net income attributable to KONAMI CORPORATION per share	50.17	14.54

Weighted-average common shares outstanding	138,619,565	138,616,238
Diluted weighted-average common shares outstanding	138,619,565	138,616,238

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2012	Six months ended September 30, 2013
Cash flows from operating activities:
Net income	¥7,036	¥2,061
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,726	5,100
Provision for doubtful receivables	(177)	(90)
Gain or loss on sale or disposal of property and equipment, net	59	33
Equity in net loss (income) of affiliated company	(13)	(28)
Deferred income taxes	1,034	(384)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	6,782	9,252
Decrease (increase) in inventories	(5,193)	(10,340)
Decrease (increase) in prepaid expenses	(995)	(1,779)
Increase (decrease) in trade notes and accounts payable	(1,868)	(2,417)
Increase (decrease) in accrued income taxes, net of tax refunds	(7,947)	(2,357)
Increase (decrease) in accrued expenses	(2,495)	(1,656)
Increase (decrease) in deferred revenue	925	5,115
Other, net	(1,168)	1,001

Net cash provided by operating activities	706	3,511

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(5,306)	(21,997)
Decrease (increase) in lease deposits, net	(9)	171
Acquisition of business	(1,245)	—
Other, net	10	102

Net cash used in investing activities	(6,550)	(21,724)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	1,152	808
Proceeds from issuance of bonds	—	15,000
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,291)	(1,190)
Dividends paid	(3,460)	(3,460)
Other, net	(1)	(90)

Net cash provided by (used in) financing activities	(8,600)	6,068

Effect of exchange rate changes on cash and cash equivalents	(433)	105
Net increase (decrease) in cash and cash equivalents	(14,877)	(12,040)
Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥61,574	¥51,629

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Six months ended September 30, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥52,317	¥40,321	¥11,393	¥2,642	—	¥106,673
Intersegment	374	14	—	1	¥(389)	—

Total	52,691	40,335	11,393	2,643	(389)	106,673
Operating expenses	40,992	38,971	8,543	2,433	3,171	94,110

Operating income (loss)	¥11,699	¥1,364	¥2,850	¥210	¥(3,560)	¥12,563

Six months ended September 30, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥44,296	¥38,565	¥13,623	¥1,444	—	¥97,928
Intersegment	324	18	—	1	¥(343)	—

Total	44,620	38,583	13,623	1,445	(343)	97,928
Operating expenses	40,916	37,896	10,584	2,505	2,256	94,157

Operating income (loss)	¥3,704	¥687	¥3,039	¥(1,060)	¥(2,599)	¥3,771

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including content for social networks, online games, computer & video games, amusement and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Six months ended September 30, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥81,478	¥16,957	¥5,655	¥2,583	¥106,673	—	¥106,673
Intercompany	5,339	899	75	266	6,579	¥(6,579)	—

Total	86,817	17,856	5,730	2,849	113,252	(6,579)	106,673
Operating expenses	77,142	14,933	5,837	2,852	100,764	(6,654)	94,110

Operating income (loss)	¥9,675	¥2,923	¥(107)	¥(3)	¥12,488	¥75	¥12,563

Six months ended September 30, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥73,449	¥16,900	¥4,093	¥3,486	¥97,928	—	¥97,928
Intercompany	4,531	2,097	114	514	7,256	¥(7,256)	—

Total	77,980	18,997	4,207	4,000	105,184	(7,256)	97,928
Operating expenses	75,931	16,948	4,888	3,705	101,472	(7,315)	94,157

Operating income (loss)	¥2,049	¥2,049	¥(681)	¥295	¥3,712	¥59	¥3,771

For the purpose of presenting its operations in the geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).